SEC FILE NO. 70-9351





                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549









                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS











                                    GPU, INC.

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


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In The Matter of                        )
                                        )        Certificate Pursuant
GPU, INC.                               )        To Rule 24 Of
SEC File No. 70-9351                    )        Partial Completion
                                        )        Of Transactions
(Public Utility Holding                 )
Company Act of 1935)                    )
----------------------------------------


TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

         The undersigned, GPU, Inc. ("GPU"), hereby certifies pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Company Act of 1935, that certain of the transactions proposed in the Application, as amended, filed in SEC File No. 70-9351, have been carried out in accordance with the Commission's Order, dated November 4, 1998, with respect thereto, as follows:

         1. On December 14, 1998, GPU distributed a dividend of one GPU Common Stock Right for each outstanding share of common stock, par value $2.50 per share ("Common Stock"), to stockholders of record on such date. The Rights, when exercisable, would entitle the holders thereof to purchase one-tenth of a share of Common Stock at a price of $120 per whole share of Common Stock, subject to adjustment.


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                                    SIGNATURE
                                    ---------

                  PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                                    GPU, INC.



                                                    By: /s/ T. G. Howson
                                                        --------------------

                                                    Terrance G. Howson
                                                    Vice President and Treasurer

Date:    December 18, 1998


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